SEABRIDGE GOLD INC.



                                   TSX-V: SEA
                                    AMEX: SA



                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                      NINE MONTHS ENDED SEPTEMBER 30, 2005



      MANAGEMENT'S COMMENTS ON UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The management of Seabridge Gold Inc. is responsible for the preparation of the consolidated financial statements. Management maintains an internal control system in order to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts determined in accordance with estimates and judgments made by management.

The Board of Directors, through the Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The financial statements of the Company have been approved by the Board of Directors.


   ==========================================================================
            172 King Street East, 3rd Floor; Toronto, Canada M5A 1J3
   Telephone: (416) 367-9292  Facsimile: (416) 367-2711 www.seabridgegold.net

                              SEABRIDGE GOLD INC.

                             REPORT TO SHAREHOLDERS
                        QUARTER ENDED SEPTEMBER 30, 2005

3RD QUARTER HIGHLIGHTS
----------------------
o Preliminary Assessment completed for Courageous Lake
o Gold resources increase 6% at Courageous Lake
o Falconbridge completed drill program at Kerr-Sulphurets
o $5.0 million private placement arranged to advance Nevada projects

PROJECTS
--------
The independent Preliminary Assessment Study for Seabridge Gold's 100% owned Courageous Lake project located in Canada's Northwest Territories was completed in September. Although the study provides capital and operating cost estimates of the project to a pre-feasibility level, it incorporates inferred resources and is therefore categorized as a Preliminary Assessment. The full report has been filed on SEDAR.

The independent consultants concluded that given the resource size, location and grade, a year round, open-pit bulk mineable operation with on-site processing is the most suitable development scenario. A base case scenario was developed for the project incorporating a 25,000 tonne per day operation (9.0 million tonne per year throughput) resulting in a projected 8.5 year operation with average annual production of 545,000 ounces of gold at a life of mine average cash operating cost of US$279 per ounce recovered. The base case scenario utilized measured, indicated and inferred resources in the mine plan. Initial capital costs for the project are estimated at US$630 million, including a contingency of US$96.4 million (18.1%). The total cost per ounce of production (including cash operating costs and total capital costs over the life of the mine) is estimated at US$423.

At a gold price of US$450 per ounce, the base case cumulative pre-tax net cash flow over the life of the project is estimated at US$94 million. At a gold price of US$500 per ounce, the cumulative pre-tax net cash flow over the life of the project is estimated at US$324 million. Based on 2005 exploration results, Seabridge believes that there is an excellent chance of extending the FAT deposit along strike to the north and south. Assuming the same average grade and average strip ratio as the base case, a sensitivity analysis was performed extending the mine life by an additional four years, resulting in a pre-tax net cash flow for the project at US$450 gold of US$516 million. Reflecting this opportunity, Seabridge is now designing a new drill program aimed at finding four years of additional mine life - about 2 million ounces - which could be incorporated into the mine plan.

Seabridge notes that the Preliminary Assessment incorporates inferred mineral resources that that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and advises that there can therefore be no certainty that the estimates contained in the Preliminary Assessment will be realized.

Seabridge is encouraged by the fact that the Courageous Lake estimated cash operating cost is in line with the current average cash operating costs of the world's major gold producing companies. Seabridge's objective is to partner Courageous Lake with one of these companies for the development of this project. As Canada's largest undeveloped gold deposit with a projected annual output of more than 500,000 ounces, Courageous Lake would seem to be the type of project that major producers need. In addition, the Northwest Territories is a jurisdiction where new mines can be permitted in a reasonable time frame.

The Preliminary Assessment has successfully dealt with the most important operating issues which historically faced this project including metallurgy and related processing costs. At a projected recovery rate of 90.8% and total processing costs estimated at US$8.61 per tonne of material, Courageous Lake compares favorably to other large-scale operating refractory projects.

 Based on independent analysis, the total gold resource at Courageous Lake has been increased by 6%. A total of 185,000 ounces have been added to the measured and indicated categories and 343,000 ounces have been added to the inferred category. The increase is due to a reduction in the estimated cut-off grade from
1.0 gram of gold per tonne to 0.83 grams, reflecting results of the Preliminary Assessment study. Gold resources for the project are now stated as follows:

-------------------------------------------------------------------------------------
        MEASURED                      INDICATED                     INFERRED
-------------------------------------------------------------------------------------
Tonnes    Grade   Ounces      Tonnes    Grade   Ounces      Tonnes    Grade   Ounces
(000's)   (g/T)   (000's)     (000's)   (g/T)   (000's)     (000's)   (g/T)   (000's)
-------------------------------------------------------------------------------------
 3,378     2.55     277       47,002    2.28     3,445      77,442    2.10    5,229
-------------------------------------------------------------------------------------

During the quarter Falconbridge Limited completed a drill program at Seabridge's Kerr Sulphurets project located in British Columbia. The program was designed to test four targets identified by Falconbridge which lie outside the resources previously defined for the Kerr and Sulphurets deposits. Falconbridge has received the assays from the program and is in the process of evaluating the results. Falconbridge can earn up to a 65% interest in the project by completing a bankable feasibility study.

During the quarter the Company was notified by Platte River Gold (US) that it has elected to terminate its right to earn an interest at the Company's 100% owned South Gilbert Project in Nevada.

THE GOLD MARKET
---------------
For the past year, gold has been battling strong headwinds. The U.S. Federal Reserve has been raising short term rates - now 12 successive quarter point increases - bringing the target rate from 1% to 4%. Moreover, the Fed continues to signal that its policy of measured removal of monetary accommodation is likely to continue. This policy has convinced currency markets that the Fed is serious about controlling inflation and the U.S. dollar has strengthen accordingly, putting downward pressure on gold. Looked at as competing currencies, the dollar now returns around 4% on short term deposits while gold generates an equivalent lease rate return of about 1%.

Given the Fed's policy stance, gold has performed well this year, establishing new highs against all major currencies. But it is reasonable to assume that when the market believes the Fed has completed its current cycle of tightening, and the next expected move in rates is down, gold's performance will be enhanced. The headwinds will become a tailwind, especially if consumer price inflation continues in a rising trend as is the case currently.

What would cause the Fed to suspend its program of interest rate tightening even in the face of rising prices? An economic slowdown. And the precursors to such a slowdown may be coming into view. As Bill Gross, manager of PIMCO, the world's largest bond fund, wrote in his November 2005 Outlook, "We are due for what appears to be a 2% or less GDP growth rate in 2006, a rate sure to stop the Fed and to induce eventual ease at some point later in the year." He bases his argument on the history of six Fed tightening cycles since 1983 (averaging 250 basis points over 12 months) and the flattening of the yield curve.

Some would argue that an economic slowdown is `deflationary' and therefore not constructive for gold. But history demonstrates the opposite as Steve Saville writes in his October 31 issue of The Speculative Investor: "The longest and strongest period of real growth in the US occurred between the late-1870s and the mid-1890s, a period during which the producer price level experienced a substantial DECLINE (a period of deflation). On the other hand, the US experienced sub-par economic growth and two of its worst recessions of the past 200 years between 1970 and 1982 - a period during which the inflation rate was high. In other words, the empirical evidence seems to support the logic-based argument that recessions are, by definition, inflationary."

It is our contention at Seabridge that the gold market may now be starting to consider the possibility of a 1970s style stagflation and that this perception may account for the fact that the gold price has strengthened this year in US dollar terms despite the Fed tightening policy. The proof will come when it is clear that the Fed has shifted its policy bias in favour of lower rates. For Bill Gross, that time may arrive this month or next, bringing this Fed tightening cycle to the historic average levels of past ones both in extent and time.

FINANCIAL RESULTS
-----------------
During the three month period ended September 30, 2005 Seabridge posted a loss of $389,000 ($0.01 per share) compared to a $418,000 loss ($0.01 per share) for the same period last year. Also, during the quarter ended September 30, 2005, the Company invested cash of $740,000 in mineral projects compared to $2,158,000 for the same period last year. At September 30, 2005 net working capital was $3,202,000 compared to $4,221,000 at December 31, 2004.


 During the quarter ended September 30, 2005, the Company arranged a 1,000,000 share private placement at $5.00 per share. The $5.0 million financing closed on October 11, 2005. Proceeds from this financing will be used to fund an expanded exploration program at two of its Nevada exploration projects and general working capital requirements. The shares issued under this private placement are subject to a four-month hold period expiring on February 6, 2006. There were no commissions or finder's fees payable on this transaction.

ON BEHALF OF THE BOARD OF DIRECTORS,

/s/ Rudi P. Fronk

Rudi P. Fronk
President and Chief Executive Officer
Toronto, Canada
November 9, 2005

                              SEABRIDGE GOLD INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005

This Management Discussion and Analysis is dated November 9, 2005 and reflects the three-month and nine-month periods ended September 30, 2005 and should be read in conjunction with the consolidated financial statements and the Management Discussion and Analysis included in the 2004 Annual Report. The Company also published an Annual Information Form dated March 22, 2005 (amended September 2, 2005) and a 20-F Report dated March 25, 2005 filed with the U.S. Securities and Exchange Commission. These documents along with others published by the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and from the office of the Company.

COMPANY OVERVIEW

Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America. The Company is designed to provide its shareholders with maximum leverage to a rising gold price. When the price of gold was much lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. As the price of gold has moved higher over the past three years, Seabridge has commenced exploration activities and engineering studies at several of its projects. Seabridge's principal projects include the Courageous Lake property located in the Northwest Territories, the Kerr-Sulphurets and Red Mountain properties both located in British Columbia, the Pacific Intermountain Gold properties located in Nevada and the Grassy Mountain property located in Oregon. Seabridge's common shares trade in Canada on the TSX Venture Exchange under the symbol "SEA" and in the United States on the American Stock Exchange under the symbol "SA".

RESULTS OF OPERATIONS

During the three months ended September 30, 2005, the Company incurred a net loss of $389,000 or $0.01 per share compared to $418,000 or $0.01 per share in the same period of 2004. Management expenses were slightly higher in the 2005 period due to increased compensation initiated in late 2004. Overall, other expenses were lower in the 2005 period as the 2004 period contained expenses of listing fees, consultants, professional fees and investor communications activity related to the listing of the Company's shares on the American Stock Exchange.

During the nine months ended September 30, 2005, the Company reported a net loss of $350,000 or $0.01 per share compared to a loss of $826,000 or $0.03 per share in the same period of 2004. The expenditures in both periods were offset by the recognition of income tax recoveries ($821,000 in 2005 and $563,000 in 2004) relating to the renouncing of Canadian Exploration Expenditures to the investors of flow-through financings. Without the tax recoveries, the losses for the periods would have been $1,171,000 in 2005 and $1,389,000 in 2004. Management expenses were slightly higher in the 2005 period due to increased compensation initiated in late 2004. In the 2004 period, there were higher expenses of listing fees, consultants, professional fees and investor communications activity related to the listing of the Company's shares on the American Stock Exchange. In the 2004 period, there were also stock option grants valued at $103,000. Also in the 2004 period, a subsidiary of the Company sold shares which it had received on optioning out a mineral property resulting in a gain of $75,000 offset by $19,000 representing the minority interest in the gain.

QUARTERLY INFORMATION

Selected financial information for the first three quarters of 2005 and each of the last eight quarters for fiscal years 2004 and 2003:

---------------------------------------------------------------------------------------------------------
                                                3rd Quarter Ended   2nd Quarter Ended   1st Quarter Ended
                                               September 30, 2005     June 30, 2005       March 31, 2005
---------------------------------------------------------------------------------------------------------
Revenue                                          $       Nil          $        Nil         $        Nil
Profit (loss) for period                         $  (389,000)         $   (384,000)        $    423,000
Income (loss) per share                          $     (0.01)         $      (0.01)        $       0.01
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                           4th Quarter Ended    3rd Quarter Ended   2nd Quarter Ended   1st Quarter Ended
                           December 31, 2004   September 30, 2004     June 30, 2004       March 31, 2004
---------------------------------------------------------------------------------------------------------
Revenue                     $        Nil         $       Nil          $        Nil         $        Nil
Profit (loss) for period    $   (400,000)        $  (418,000)         $   (517,000)        $    109,000
Loss per share              $       0.01         $      0.01          $       0.02         $        -
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
                           4th Quarter Ended    3rd Quarter Ended   2nd Quarter Ended  1st Quarter Ended
                           December 31, 2003   September 30, 2003     June 30, 2003      March 31, 2003
---------------------------------------------------------------------------------------------------------
Revenue                     $        Nil         $       Nil          $        Nil         $        Nil
Loss for period             $   (623,000)        $  (245,000)         $   (231,000)        $   (239,000)
Loss per share              $       0.02         $      0.01          $       0.01         $       0.01
---------------------------------------------------------------------------------------------------------

MINERAL INTEREST ACTIVITIES

For the three-month period ended September 30, 2005, the Company incurred net expenditures of $900,000 on mineral interests compared to $2,207,000 in the same period of 2004. During the 3rd quarter of 2005 an assessment and initial exploration was undertaken on the Company's early stage Nevada projects. Select properties will be chosen for extensive exploration by the Company while other properties will be made available for potential joint ventures. During 3rd quarter of 2005, an independent Preliminary Assessment was completed on the Courageous Lake project and was filed on SEDAR. In 3rd quarter of 2004, extensive drilling was undertaken on the FAT deposit designed to expand gold resources.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at September 30, 2005, was $3,202,000 compared to $4,221,000 at December 31, 2004. The working capital increased from a flow-through private placement financing for net proceeds of $1,997,000 $862,000, from the exercise of share purchase warrants and from the exercise of stock options for $95,000. Reductions to working capital came from operating costs and mineral property expenditures.

During the three-month period ended September 30, 2005, the Company's operating activities used cash amounting to $361,000 compared to $380,000 in the same period of 2004 and spent $740,000 on mineral properties compared to $2,158,000 in the same period of 2004. At September 30, 2005, excess cash and cash for exploration expenditures amounting to $2,900,000 were invested in Canadian bank guaranteed certificates. For the balance of 2005, expenditures budgeted for exploration and corporate costs amount to approximately $1,000,000.

On October 11, 2005 Seabridge closed a private placement consisting of 1.0 million common shares at $5.00 per share for proceeds of $5,000,000. Proceeds from this financing will be used to fund an expanded exploration program at two of its Nevada exploration projects and general working capital requirements. The shares issued under this private placement are subject to a four-month hold period. There were no commissions or finder's fees payable on this transaction.

SHARES ISSUED AND OUTSTANDING

At November 9, 2005, the issued and outstanding common shares of the Company totaled 31,644,785. In addition, there were 1,876,400 stock options granted (of which 515,001 were unexercisable). On a fully diluted basis, there would be 33,521,185 common shares issued and outstanding.

RELATED PARTY TRANSACTIONS

During the nine-month period ended September 30, 2005, a private company controlled by a director of the Company was paid $34,000 for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $90,000 for corporate consulting services rendered; and outstanding accounts payable to directors was $30,000.

OUTLOOK

During the balance of 2005, the Company will continue to conduct exploration activities at select projects. Drill programs for 2006 are being evaluated for its Courageous Lake project and select Nevada properties. The Company continues to review its other projects for possible joint venture opportunities while at the same time ensuring that funding is available for its corporate requirements.

November 9, 2005

SEABRIDGE GOLD INC.
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2005 AND DECEMBER 31, 2004
(unaudited, 000's of Canadian dollars)

                                                  September 30,    December 31,
                                                           2005            2004
                                                  -------------    ------------
                  ASSETS

Current Assets
   Cash and cash equivalents                      $         194    $        157
   Cash held for exploration expenditures                 1,387           1,170
   Short-term deposits                                    1,513           2,630
   Amounts receivable and prepaid expenses                  209             279
   Marketable securities                                    160             160
                                                  ------------------------------
                                                          3,463           4,396

Mineral Interests (Note 2)                               23,866          20,999
Investment                                                  749             749
Reclamation Deposit                                       1,000           1,000
Capital Assets                                               42              28
                                                  ------------------------------

                                                  $      29,120    $     27,172
                                                  ==============================

                LIABILITIES

Current Liabilities
   Accounts payable and accruals                  $         261    $        176

Provision for Reclamation Liabilities                     1,372           1,293
                                                  ------------------------------
                                                          1,633           1,469
                                                  ------------------------------

            SHAREHOLDERS' EQUITY

Share Capital (Note 3)                                   44,481          42,230
Stock Options                                               688             704
Share Purchase Warrants                                   -                 101
Contributed Surplus                                          20              20
Deficit                                                 (17,702)        (17,352)
                                                  --------------   -------------
                                                         27,487          25,703
                                                  ------------------------------

                                                  $      29,120    $     27,172
                                                  ==============================


On Behalf of the Board of Directors


"signed"                    "signed"
-------------------------   -------------------------
Rudi P. Fronk               James S. Anthony
Director                    Director

SEABRIDGE GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
(unaudited, 000's of Canadian dollars, except income per share)

                                                  THREE MONTHS ENDED SEPT. 30,      NINE MONTHS ENDED SEPT. 30,
                                                          2005           2004              2005           2004
                                                  ----------------------------     ----------------------------
ADMINISTRATIVE AND GENERAL EXPENSES
   Corporate and general                           $       418    $       419       $     1,253    $     1,410
   Stock option compensation                               -              -                 -              103
                                                  ----------------------------     ----------------------------
                                                           418            419             1,253          1,513
                                                  ----------------------------     ----------------------------
   Interest income                                         (37)           (18)              (88)           (56)
   Gain on sale of marketable securities                   -              -                 -              (75)
   Foreign exchange losses (gains)                           8             17                 6            (12)
   Minority interest                                       -              -                 -               19
                                                  ----------------------------     ----------------------------
LOSS BEFORE INCOME TAXES                                  (389)          (418)           (1,171)        (1,389)
Income tax recoveries (Note 3)                             -              -                 821            563
                                                  ----------------------------     ----------------------------
NET LOSS FOR THE PERIOD                                   (389)          (418)             (350)          (826)
DEFICIT, BEGINNING OF PERIOD                           (17,313)       (16,534)          (17,352)       (16,126)
                                                  ----------------------------     ----------------------------
DEFICIT, END OF PERIOD                             $   (17,702)   $   (16,952)      $   (17,702)   $   (16,952)
                                                  ============================     ============================

LOSS PER SHARE - BASIC AND DILUTED                 $     (0.01)   $     (0.01)      $     (0.01)   $     (0.03)
                                                  ============================     ============================
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING       30,553,951     29,253,118        30,309,785     28,574,777
CONSOLIDATED STATEMENTS OF CASH FLOWS             ============================     ============================
FOR THE PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
(unaudited, 000's of Canadian dollars)

                                                  THREE MONTHS ENDED SEPT. 30,      NINE MONTHS ENDED SEPT. 30,
                                                          2005           2004              2005           2004
                                                  ----------------------------     ----------------------------
CASH PROVIDED FROM (USED FOR) OPERATIONS
   Net loss for the period                         $      (389)   $      (418)      $      (350)   $      (826)
   Items not involving cash
      Stock option compensation                            -              -                 -              103
      Minority interest                                    -              -                 -               19
      Amortization and reclamation                          28             27                83             81
      Income tax recoveries (Note 3)                       -              -                (821)          (581)
   Changes in non-cash working capital items
      Amounts receivable and prepaid expenses              (36)            44                86            (13)
      Accounts payable and accruals                         36            (33)               73            (63)
                                                  ----------------------------     ----------------------------
                                                          (361)          (380)             (929)        (1,280)
                                                  ----------------------------     ----------------------------
INVESTING ACTIVITIES
   Mineral interests                                      (740)        (2,158)           (2,867)        (5,639)
   Capital assets                                          -              -                 (22)           -
   Short-term deposits                                     156          1,712             1,117         (1,991)
   Reclamation deposits                                    -              -                 -              225
                                                  ----------------------------     ----------------------------
                                                          (584)          (446)           (1,772)        (7,405)
                                                  ----------------------------     ----------------------------
FINANCING ACTIVITIES
   Issue of share capital                                   89          2,067             2,955          8,132
                                                  ----------------------------     ----------------------------
NET CASH PROVIDED (USED)                                  (856)         1,241               254           (553)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD           2,437          1,285             1,327          3,079
                                                  ----------------------------     ----------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD           $     1,581    $     2,526       $     1,581    $     2,526
                                                  ============================     ============================

CASH AND CASH EQUIVALENTS, END OF PERIOD
   Cash and cash equivalents                       $       194    $       508       $       194    $       508
   Cash for exploration expenditures                     1,387          2,018             1,387          2,018
                                                  ----------------------------     ----------------------------
                                                   $     1,581    $     2,526       $     1,581    $     2,526
                                                  ============================     ============================

SEABRIDGE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(unaudited, in Canadian dollars, except where noted)

1.   BASIS OF PRESENTATION

     These interim consolidated financial statements of the Company do not include all the disclosures as required under Canadian generally accepted accounting principles for annual financial statements, however, the interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements. The interim consolidated financial statements should be read in conjunction with Seabridge's annual consolidated financial statements included in its 2004 Annual Report.

2.   MINERAL INTERESTS

     Expenditures on projects during the nine-month periods ended Sept. 30, 2005 and 2004 were as follows (000's):

                                    BALANCE,      EXPENDITURES    EXPENDITURES    EXPENDITURES      BALANCE,
                                    DEC. 31,       QUARTER 1       QUARTER 2       QUARTER 3        SEPT. 30,
                                      2004            2005            2005            2005            2005
                                  -------------   -------------   -------------   -------------   -------------
     Courageous Lake                 $  13,591       $   1,435       $     367       $     243       $  15,636
     Castle Black Rock                     335               -               -              49             384
     Grassy Mountain                     2,970              44               1              76           3,091
     Hog Ranch                           1,008               2               1              47           1,058
     Kerr-Sulphurets                       525               -               -               2             527
     Quartz Mountain                       442               -               -               -             442
     Red Mountain                          617              23              22              57             719
     Pacific Intermountain Gold          1,351              (9)             81             407           1,830
     Other Nevada projects                 160               -               -              19             179
                                  -------------   -------------   -------------   -------------   -------------
                                     $  20,999       $   1,495       $     472       $     900       $  23,866
                                  -------------   -------------   -------------   -------------   -------------

                                    BALANCE,      EXPENDITURE     EXPENDITURES    EXPENDITURES      BALANCE,
                                    DEC. 31,       QUARTER 1       QUARTER 2       QUARTER 3        SEPT. 30,
                                      2003            2004            2004            2004            2004
                                  -------------   -------------   -------------   -------------   -------------
     Courageous Lake                 $   9,861       $     543       $     729       $   1,948       $  13,081
     Castle Black Rock                     278               1               -              56             335
     Grassy Mountain                     2,752              74              44              81           2,951
     Hog Ranch                           1,052               -               -               -           1,052
     Kerr-Sulphurets                       524               -               1               -             525
     Quartz Mountain                       443               -               -               -             443
     Red Mountain                          427              33              27              48             535
     Pacific Intermountain Gold          1,187             (29)             28              52           1,238
     Other Nevada projects                 111               -               -              22             133
                                  -------------   -------------   -------------   -------------   -------------
                                     $  16,635       $     622       $     829       $   2,207       $  20,293
                                  -------------   -------------   -------------   -------------   -------------

3.   SHARE CAPITAL

     During the nine-month period ended September 30, 2005, the following common shares were issued:

                                                                 SHARES     AMOUNT (,000)
                                                         ---------------   ---------------
     Balance, December 31, 2004                              29,714,785          $ 42,230
     For cash, flow-through private placement - net             500,000             1,997
     For cash, exercise of warrants                             287,500               863
     For cash, exercise of stock options                         85,000                95
     Value of share purchase warrants exercised                       -               101
     Value of options exercised                                       -                16
     Renunciation of flow-through share value (1)                     -             (821)
                                                         ---------------   ---------------
     Balance, September 30, 2005                             30,587,285          $ 44,481
                                                         ---------------   ---------------

     (1) In January 2005, the Company renounced $2,272,500 (2004 - $1,608,000 in regard to flow-through shares issued in 2003) in Canadian Exploration Expenditures to investors of flow-through shares in 2004. The tax value of this renunciation has been recorded as a liability and charged against share capital. Since the Company has a valuation allowance which reduces the future income tax assets, the valuation allowance has been reduced and an income tax recovery has been recognized in the statement of operations.


4.   RELATED PARTY TRANSACTIONS

     During the nine-month period ended September 30, 2005; a private company controlled by a director of the Company was paid $34,000 (3rd Quarter - $12,000) (2004 - $33,000 and $24,000) for technical services provided by his company related to mineral properties; and a private company controlled by a second director was paid $90,000 (3rd Quarter - $30,000) (2004 - $90,000 and $30,000) for corporate consulting services rendered.

5.   SUBSEQUENT EVENT

     On October 11, 2005, Seabridge closed a private placement consisting of 1.0 million common shares at $5.00 per share for proceeds of $5,000,000. Proceeds from this financing will be used to fund an expanded exploration program at two of its Nevada exploration projects and general working capital requirements. There were no commissions or finder's fees payable on the transaction.